[CDC CORPORATION LETTERHEAD]

July 2, 2007

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Room 4561

Washington, D.C. 20549-0303

Attention: Kathleen Collins

Accounting Branch Chief

Re:	CDC Corporation

Form 20-F for the Fiscal Year Ended December 31, 2005 (filed June 21, 2006)

Form 6-K Filed March 6, 2006

Form 6-K Filed April 13, 2006

Form 6-K Filed May 2, 2006

Form 6-K Filed May 26, 2006

File No. 000-30134

Dear Ms. Collins:

On behalf of CDC Corporation (“we”, “CDC” or the “Company”), we are writing to supplement the responses previously provided to the staff (“the Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the comment letter dated December 13, 2006 (the “December 13 Comment Letter”) relating to the above referenced filings.

In its December 13 Comment Letter, the Staff had requested the Company to provide anticipated timing to make amended filings to include Item 3-09 financial statements and Item 4-08 disclosures with respect to 17game Group. Since December, we had updated you in a series of written correspondence and telephone conversations with respect to the progress of our audit of 17game Group, as well as informed you in May 2007 that we had determined it was necessary to restate our 2005 results.

We have now completed the audit of 17game Group, as well as the restatement process. Attached herewith, please find a copy of an amendment to our 2005 Annual Report on Form 20-F/A which includes audited financial statements of our 17game Group for the periods from initial investment through December 31, 2004 and 2005.

These documents have also been filed today via EDGAR

Should you have any questions about the responses in this letter please feel free to contact the undersigned at 678-259-8563 or Gregor Morela, Director of Financial Reporting for the Company at 678-259-8663.

Sincerely,

/s/ Verome M. Johnston

Verome M. Johnston

CDC Corporation